中信泰富有限公司

BY COURIER



Exemption No. 82-5232

CITIC PACIFIC

Date : 23rd July, 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.





07025450

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since June 20, 2007 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Assistant Director -
Company Secretariat

7/25

Encls.
AT/ww/LTR-2871

CITIC Pacific Ltd 32/F CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 www.citicpacific.com

Annexure

CITIC Pacific Limited

List of Information that the Company since June 20, 2007 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : 2007 Annual Return
   Date : June 25, 2007
   Entity Requiring Item : Hong Kong Companies Registry

2. Document : Statement of Particulars of Subsidiaries
   Date : June 25, 2007
   Entity Requiring Item : Hong Kong Companies Registry

3. Document : Statement of Particulars of Shareholdings in Non-Subsidiary Companies
   Date : June 25, 2007
   Entity Requiring Item : Hong Kong Companies Registry

4. Document : Return of Allotments
   Date : June 26, 2007
   Entity Requiring Item : Hong Kong Companies Registry

5. Document : Monthly Return on Movement of Listed Equity Securities
   Date : July 5, 2007
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

6. Document : Announcement of resolutions passed at the nineteenth meeting of the Fourth Session of the Board of Directors of Daye Special Steel Co., Ltd. (a subsidiary of CITIC Pacific Limited incorporated in the People's Republic of China) *(only available in Chinese)*
   Date : July 6, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

7. Document : Clarification Announcement
   Date : July 10, 2007
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)



公司註冊處
Companies Registry

Annual Return

(公司條例第 107(1)條)
(Companies Ordinance s. 107(1))

表格 Form **AR1**

RECEIVED
2007 JUL 25 A 11:09

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 8) **2 商業名稱 Business Name**

N/A

3 公司類別 Type of Company

請在有關空格內加 ✓ 號 Please tick the relevant box

☐ 有股本的私人公司 Private Company having a share capital

☑ 其他 Others

4 本申報表日期 Date of this Return

本申報表列載公司截至右列日期爲止的資料
The information in this Return is made up to

16	05	2007
日 DD	月 MM	年 YYYY

(如屬有股本的私人公司，本申報表應列載截至公司成立爲法團的周年日期的資料。如屬其他公司，所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期爲止。
For a private company having a share capital, the information in this Return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)

(註 Note 9) **5 註冊辦事處地址 Address of Registered Office**

32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

(註 Note 10) **6 電郵地址 E-mail Address**

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Pacific Limited 中信泰富有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820 2111 傳真 Fax: 2918 4838
電郵地址 E-mail Address: ---
檔號 Reference:

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

請勿

Your Receipt
Companies Registry
H.K.

25/06/2007 15:06:50
Submission No.: 235062477/1
CR NO.: 0145656
Sh. Form.: AR1L

Revenue Code	Amount(HKD)
27	$140.00

Receipt No.	Method	Amount(HKD)
352350089501	Cash	$140.00

Total Paid $140.00

7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額
Total Amount outstanding as of the Date of this Return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

Nil

(註 Note 11) 8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a Share Capital

(有股本的公司毋須填報此項 Company having a share capital need not complete this section)

截至本申報表日期的成員數目
Number of member(s) as at the Date of this Return: -

(註 Note 12) 9 股本 Share Capital

(無股本的公司毋須填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)

	截至本申報表日期 As at the Date of this Return				
	法定股本 Authorized Share Capital	已發行股本 Issued Share Capital			
股份類別 Class of Shares	總面值 *Total* Nominal Value †	已發行股份數目 Number of Shares Issued (a)	每股已發行股份的面值 Nominal Value of Each Share Issued † (b)	已發行股份的總面值 *Total* Nominal Value of Shares Issued † (a) x (b)	已發行股份的已繳股款總值 (不包括溢價) *Total* Paid up Value of Shares Issued † (excluding premium)
Shares	HKD1,200,000,000	2,208,191,160	HKD0.40	HKD883,276,464	HKD883,276,464
總值 Total	HKD1,200,000,000	2,208,191,160		HKD883,276,464	HKD883,276,464

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

145656

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**
(如未能盡錄於下列表格內，請用續頁 A 填報 Use Continuation Sheet A if there is insufficient space)

截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return

股份類別 Class of Shares: Shares

如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立爲法團以來)有任何轉讓，有關詳情亦請一併填報；股份受讓人的姓名／名稱請在「備註」一欄註明。
If there have been any transfers of the company's shares since the date of the last Annual Return (or since incorporation if this is the first Annual Return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

姓名／名稱 Name	地址 Address	股份 Shares			備註 Remarks
		現時持有量 Current Holding	轉讓 Transferred		
			數目 Number	日期 Date	
	Please refer to the attached CD Rom containing the Shareholders' List as at 16/5/2007				
	總數 Total				

145656

11 秘書 Secretary

A. 個人秘書 Individual Secretary

(如超過一名個人秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 individual secretary)

中文姓名 Name in Chinese	陳翠孀
英文姓名 Name in English	姓氏 Surname: Chan; 名字 Other Names: Chui Sheung, Stella
前用姓名 Previous Names	-
別名 Alias	-
(註 Note 14) 香港住址 Hong Kong Residential Address	27E, Block 2, Well On Garden Tseung Kwan O Kowloon Hong Kong
(註 Note 15) 電郵地址 E-mail Address	-

(註 Note 16) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	E771989(6)
b 海外護照 Overseas Passport	簽發國家 Issuing Country: -; 號碼 Number: -

B. 法人團體秘書 Corporate Secretary

(如超過一名法人團體秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 corporate secretary)

(註 Note 17) 中文名稱 Name in Chinese	N/A
(註 Note 17) 英文名稱 Name in English	
(註 Note 18) 香港地址 Hong Kong Address	
(註 Note 15) 電郵地址 E-mail Address	
公司編號 Company Number *(只適用於在香港註冊的法人團體) (Only applicable to body corporate registered in Hong Kong)*	

145656

12 董事 Director

A. 個人董事 Individual Director

(如超過兩名個人董事，請用續頁 C 填報 Use Continuation Sheet C if more than 2 individual directors)

(註 Note 19) 1 身份 Capacity

√ 董事 Director	候補董事 Alternate Director	代替 Alternate to: -

中文姓名 Name in Chinese: 榮智健

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Yung	Chi Kin, Larry

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 75 Repulse Bay Road, Repulse Bay, Hong Kong

國家 Country: ---

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D541768(7)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

145656

12 董事 Director (續上頁 cont'd)

(註 Note 19) 2 身份 Capacity

√ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: 范鴻齡

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Fan	Hung Ling, Henry

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Bay Villas, No. 57 Shouson Hill Road, Hong Kong

國家 Country: ---

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E198171(8)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

145656

12 董事 Director (續上頁 cont'd)

B. 法人團體董事 Corporate Director

(如超過兩名法人團體董事，請用續頁 D 填報 Use Continuation Sheet D if more than 2 corporate directors)

(註 Note 19) **1** **身份 Capacity** ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 Name in Chinese N/A

英文名稱 Name in English

(註 Note 23) **地址 Address** 國家 Country

(註 Note 21) **電郵地址 E-mail Address**

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 19) **2** **身份 Capacity** ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 Name in Chinese N/A

英文名稱 Name in English

(註 Note 23) **地址 Address** 國家 Country

(註 Note 21) **電郵地址 E-mail Address**

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

145656

12 董事 Director (續上頁 cont'd)

C. 備任董事 Reserve Director

(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

中文姓名
Name in Chinese: N/A

英文姓名
Name in English: ____ 姓氏 Surname ____ 名字 Other Names

前用姓名
Previous Names:

別名
Alias:

(註 Note 20) 住址
Residential Address: ____ 國家 Country

(註 Note 21) 電郵地址
E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼
Hong Kong Identity Card Number:

b 海外護照
Overseas Passport: ____ 簽發國家 Issuing Country ____ 號碼 Number

13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the Registered Office in Section 5)

登記冊 Register		地址 Address
a	成員登記冊 Register of Members	Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong
b	債權證持有人登記冊 *(如有的話)* Register of Debenture Holders *(if any)*	N/A

(註 Note 24)

14 隨表提交的帳目所涵蓋的會計結算始末日期 Period Covered by Accounts Submitted with this Form

(私人公司毋須填報此項 A private company need not complete this section)

日 DD	月 MM	年 YYYY	至 To	日 DD	月 MM	年 YYYY
01	01	2006		31	12	2006

15 證明書 Certificate

(此項證明只適用於私人公司。如不適用，請刪去此項。)
(This Certificate should only be completed in respect of a private company. If not applicable, please delete.)

~~本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表，則自成立爲法團以來)，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證；同時如成員數目於本申報表日期超過五十，則所超出的成員，全是根據《公司條例》第 29(1)(b)條不須計算入該五十名額內的人士。~~

~~I certify that the company has not, since the date of the last Annual Return (or since incorporation if this is the first Annual Return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the Date of this Return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~

本申報表包括 ______ 張續頁 A、______ 張續頁 B、______ 張續頁 C 及 ______ 張續頁 D。

This Return includes 0 Continuation Sheet(s) A, 0 Continuation Sheet(s) B, 17 Continuation Sheet(s) C and 0 Continuation Sheet(s) D.

簽署 Signed :



姓名 Name : Chan Chui Sheung, Stella

~~董事 Director~~／秘書 Secretary *

日期 Date : 25 June 2007
日 DD / 月 MM / 年 YYYY

請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form AR1 (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

16	05	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 145656

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

- [√] 董事 Director
- [ ] 候補董事 Alternate Director
- 代替 Alternate to: -

中文姓名 Name in Chinese: 李松興

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Lee	Chung Hing, Peter

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Flat B, 12th Floor, 31 Braemar Hill Road, Hong Kong

國家 Country: ---

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D090255(2)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

16	05	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number

145656

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

[√] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to: -

中文姓名 Name in Chinese: 莫偉龍

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Moore	Vernon Francis

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Flat 1B, Heng Fa Villa, No. 100, Shing Tai Road, Hong Kong

國家 Country: ---

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: XD596674(A)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

16	05	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 145656

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

- [√] 董事 Director
- [ ] 候補董事 Alternate Director
- 代替 Alternate to: -

中文姓名 Name in Chinese: 李士林

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Li	Shilin

前用姓名 Previous Names: -

别名 Alias: -

(註 Note 20) 住址 Residential Address: Room 2-2-11, Sanfeng Nanxiang, Chaowai, Chaoyang District, Beijing

國家 Country: China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: -

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
China	P.4016028

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

16	05	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 145656

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: √ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to: -

中文姓名 Name in Chinese: 榮明杰

英文姓名 Name in English:

Yung	Ming Jie, Carl
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 75 Repulse Bay Road, Repulse Bay, Hong Kong

國家 Country: ---

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P233108(3)

b 海外護照 Overseas Passport

-	-
簽發國家 Issuing Country	號碼 Number

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

16	05	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number

145656

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

- [√] 董事 Director
- [ ] 候補董事 Alternate Director
- 代替 Alternate to: -

中文姓名 Name in Chinese: 劉基輔

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Liu	Jifu

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 76 Headland Drive, Discovery Bay, Hong Kong

國家 Country: ---

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: K644971(9)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

16	05	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 145656

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: √ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to: -

中文姓名 Name in Chinese: 張立憲

英文姓名 Name in English:

Chang	Li Hsien, Leslie
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Flat 8A, Tregunter Tower 2, 14 Tregunter Path, Mid Level, Hong Kong — 國家 Country: ---

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: K745329(9)

b 海外護照 Overseas Passport

-	-
簽發國家 Issuing Country	號碼 Number

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

16	05	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number

145656

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to -

中文姓名 Name in Chinese: 周志賢

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Chau	Chi Yin

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 24/F., Flat F, Oak Mansion, Taikoo Shing, Hong Kong

國家 Country: ---

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D184468(8)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

16	05	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number

145656

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: 羅銘韜

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Law	Ming To, Milton

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Room 2320 Fai Shing House, May Shing Court, Shatin, New Territories, Hong Kong

國家 Country: ---

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E906610(5)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

本申報表日期 Date of Return

16	05	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number

145656

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

√ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: 王安德

英文姓名 Name in English

Wang	Ande
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address

Room 1102, Building 1, Lane 9, Rongchen Road, Shanghai	China
	國家 Country

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: -

b 往來港澳通行證 Exit-entry Permit for Travelling to and from Hong Kong and Macau

China	W02450021
簽發國家 Issuing Country	號碼 Number

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

16	05	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 145656

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

√ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: 張偉立

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Chang	Willie

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Flat 2, 18th Floor, Block A, Elm Tree Tower, No. 8 Chun Fai Road, Hong Kong

國家 Country: ---

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: B295658(1)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

16	05	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 145656

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: [√] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to: -

中文姓名 Name in Chinese: 何厚浠

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Ho	Hau Hay, Hamilton

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 24-1B Clovelly Court, 12 May Road, Hong Kong

國家 Country: ---

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D423165(2)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

16	05	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 145656

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: √ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to: -

中文姓名 Name in Chinese: -

英文姓名 Name in English:

Hamilton	Alexander Reid
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Flat 5B, Broadview Terrace, 40 Cloudview Road, Hong Kong — 國家 Country: ---

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: XA827404(2)

b 海外護照 Overseas Passport

-	-
簽發國家 Issuing Country	號碼 Number

本申報表日期 Date of Return

16	05	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 145656

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: [√] 董事 Director [ ] 候補董事 Alternate Director — 代替 Alternate to: -

中文姓名 Name in Chinese: 陸鍾漢

英文姓名 Name in English:

Loh	Chung Hon, Hansen
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 21B Monte Verde, 41 Repulse Bay Road, Hong Kong — 國家 Country: ---

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A498024(A)

b 海外護照 Overseas Passport

-	-
簽發國家 Issuing Country	號碼 Number

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

16	05	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number

145656

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: 何厚鏘

英文姓名 Name in English:

Ho	Hau Chong, Norman
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Flat 5A, Guildford Court, 5 Guildford Road, Hong Kong

國家 Country: ---

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D347913(8)

b 海外護照 Overseas Passport

-	-
簽發國家 Issuing Country	號碼 Number

本申報表日期 Date of Return

16	05	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number

145656

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

√ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: -

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Desmarais	André

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 17 Forden Avenue, Westmount, Québec, Canada, H3Y 2Y6

國家 Country: Canada

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: -

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
Canada	BC063982

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

16	05	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number

145656

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

[√] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to: -

中文姓名 Name in Chinese: 常振明

英文姓名 Name in English:

Chang	Zhenming
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Capital Mansion, 6 Xinyuannanlu, Chaoyang District, Beijing 100004

國家 Country: China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: -

b 海外護照 Overseas Passport

China	S.0374737
簽發國家 Issuing Country	號碼 Number

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

16	05	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number

145656

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☐ 董事 Director

☑ 候補董事 Alternate Director

代替 Alternate to: André Desmarais

中文姓名 Name in Chinese: -

英文姓名 Name in English:

Kruyt	Peter
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 72 Belmont Crescent, Westmount, QC H3Y 1Y4

國家 Country: Canada

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: -

b 海外護照 Overseas Passport

Canada	BC 177021
簽發國家 Issuing Country	號碼 Number

Statement of Particulars of Subsidiaries

公司註冊處
Companies Registry

(公司條例第 128(5)(b) 及 (5A)(b)條)
(Companies Ordinance s. 128(5)(b) & (5A)(b))

表格
Form **AC1**

2007 JUL 25 A 5:09

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

2 本陳述書的附表一載列本公司於下述財政年度終結日期的所有附屬公司的詳情
The particulars of all the Subsidiaries of the Company as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement

財政年度的終結日期
Closing Date of the Financial Year

31	12	2006
日 DD	月 MM	年 YYYY

本陳述書包括 ____ 頁附表。

This Statement includes 27 page(s) of Schedule.

簽署 Signed :

姓名 Name : Stella Chan Chui Sheung

~~董事 Director~~／秘書 Secretary *

日期 Date : 25 June 2007
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 4)

提交人的資料 Presentor's Reference

姓名 Name: CITIC Pacific Limited

地址 Address: 32nd Floor, CITIC Tower,
1 Tim Mei Avenue,
Central, Hong Kong

電話 Tel: 2820-2111 傳真 Fax: 2918-4838

電郵地址 E-mail Address: --

檔號 Reference:

請勿填寫本欄 For Official Use

Acknowledgement
Companies Registry
H.K.

25/06/2007 15:06:50
Submission No/Seq No: 235062477/3
CR No: 0145656
Sh. Form. AC1

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
A-A Dynamic Investments Limited	British Virgin Islands	Ordinary	-	100%
A.C.N. 118 791 772 Pty Limited	Australia	Ordinary	-	100%
A.C.N. 118 927 914 Pty Ltd	Australia	Ordinary	-	100%
Adachi Trading Company Limited	Japan	Ordinary	-	100%
Admarch Limited	Hong Kong	Ordinary	-	100%
Admarch Property Management Company, Limited	Hong Kong	Ordinary	-	100%
Adwood Company Limited	Hong Kong	Ordinary	20%	50%
Agencia Comercial de Produtos Alimentícios Dah Chong Hong Macau, Limitada (Dah Chong Hong Macau Food Supply Company Limited)	Macau	N/A	-	55%
Alfa Tone Limited	Hong Kong	Ordinary	-	100%
Alixon Co. Ltd.	British Virgin Islands	Ordinary	-	90%
Amazing Gains Finance Limited	British Virgin Islands	Ordinary	-	100%
Allied Stars Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Ambest Company Limited	Hong Kong	Ordinary	-	100%
Apace Company Limited	Hong Kong	Ordinary	-	100%
Armazens Dah Chong Hong Macau Limitada (Dah Chong Hong Macau General Supply Company Limited)	Macau	N/A	-	55%
Artfield Enterprises Inc.	British Virgin Islands	Ordinary	-	100%

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面値比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Ascent Star Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Ashwin Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Asia Pacific Internet Exchange Limited	Hong Kong	Ordinary	-	75%
Asmoton Co. Ltd.	British Virgin Islands	Ordinary	-	100%
Astra Investment Limited	British Virgin Islands	Ordinary	-	100%
Astron Enterprises Holdings Corp.	British Virgin Islands	Ordinary	-	85%
Athens Investments, Inc.	British Virgin Islands	Ordinary	-	100%
Avon Pacific Limited	British Virgin Islands	Ordinary	-	100%
Balgonie Limited	Hong Kong	Ordinary	100%	-
Baylink Investments Limited	British Virgin Islands	Ordinary	-	100%
Beijing Botanitown Biotechnologies Limited	People's Republic of China	N/A	-	62%
Bejoy Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Bellvale Limited	British Virgin Islands	Ordinary	-	100%
Best Advance Limited	Hong Kong	Ordinary	100%	-
Best Mark Investments Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Best Way Investments Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Bloom Time Limited	British Virgin Islands	Ordinary	-	100%
Bloomingshire Investment Limited	British Virgin Islands	Ordinary	-	100%
Bonarich Enterprises Ltd.	British Virgin Islands	Ordinary	-	100%
Bonuswell Limited	Hong Kong	Ordinary	-	100%
Borgia Limited	Hong Kong	Ordinary	-	100%
Botanitown Pharmaceuticals Limited	Hong Kong	Ordinary	-	62%
Bright Billion Limited	Hong Kong	Ordinary	-	90%

Form AC1

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Brilliant Link Investments Ltd	British Virgin Islands	Ordinary	-	100%
Brightland Enterprises Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Brilliant Silver Limited	British Virgin Islands	Ordinary	-	100%
Broadview Investments Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Broadway Centre Property Management Company Limited	Hong Kong	Ordinary	-	100%
Cardino Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Carnet Pre-owned Cars Limited	Hong Kong	Ordinary	-	100%
Catak Enterprises Corp.	British Virgin Islands	Ordinary	-	100%
Chadacre Developments Limited	British Virgin Islands	Ordinary	-	100%
Champbase Co. Ltd.	British Virgin Islands	Ordinary	-	100%
Charms Team Limited	Hong Kong	Ordinary	-	100%
Charmwin Limited	British Virgin Islands	Ordinary	-	100%
Chaton Enterprises Corp.	British Virgin Islands	Ordinary	-	100%
Cheerway Investments Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Chest Gain International Development Ltd.	British Virgin Islands	Ordinary	-	100%
ChinaUIP Hong Kong Limited (Formerly AAA Internet Limited) (Change of name on 1st June 2006)	Hong Kong	Ordinary	-	100%
Chingwell Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Cinta Company Limited	British Virgin Islands	Ordinary	-	100%
Cippus International Corp.	British Virgin Islands	Ordinary	-	100%

表格
Form AC1

(附表一 Schedule 1)

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
CITIC 1616 Holdings Limited (Formerly World Navigation Limited) (Change of name on 5th January 2007)	Hong Kong	Ordinary	-	100%
CITIC Concept 1616 Limited	Hong Kong	Ordinary	-	100%
CITIC Consultancy 1616 Limited	Hong Kong	Ordinary	-	100%
CITIC Data 1616 Limited	Hong Kong	Ordinary	-	100%
CITIC Interlocal Pte. Ltd.	Singapore	Ordinary	-	70%
CITIC Media 1616 Limited	Hong Kong	Ordinary	-	100%
CITIC Networks 1616 Limited	Hong Kong	Ordinary	-	100%
CITIC Pacific Aviation Limited	Bermuda	Ordinary	-	100%
CITIC Pacific Capital Limited	Cayman Islands	Ordinary	100%	-
CITIC Pacific China Holdings Limited	People's Republic of China	N/A	-	100%
CITIC Pacific Communications Limited	Bermuda	Ordinary	-	100%
CITIC Pacific Finance (2001) Limited	British Virgin Islands	Ordinary	100%	-
CITIC Pacific Finance (2005) Limited	British Virgin Islands	Ordinary	100%	-
CITIC Pacific Finance Limited	Cayman Islands	Ordinary	100%	-
CITIC Pacific (Ningbo) Properties Co., Ltd.	People's Republic of China	N/A	-	100%
CITIC Pacific Property Agents Limited	Hong Kong	Ordinary	-	100%
CITIC Pacific Special Steel Holdings Limited	Cayman Islands	Ordinary	-	100%
CITIC Pacific Property Management Limited	Hong Kong	Ordinary	-	100%

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
CITIC Pacific (Yangzhou) Properties Co., Ltd.	People's Republic of China	N/A	-	100%
CITIC Sims (Shanghai) Iconic Beverages Co. Ltd.	People's Republic of China	N/A	-	70%
CITIC Telecom 1616 Limited	Hong Kong	Ordinary	-	100%
CITIC TeleSoft 1616 Limited	Hong Kong	Ordinary	-	100%
Classabove Holdings Limited	Hong Kong	Ordinary	-	100%
Clayton Pacific Limited	British Virgin Islands	Ordinary	-	100%
Colton Pacific Limited	British Virgin Islands	Ordinary	-	100%
Companhia de Desenvolvimento Logístico e Armazenagem Dah Chong Hong Macau Limitada (Dah Chong Hong Macau Logistics Warehouse Company Limited)	Macau	N/A	-	55%
Companhia de Importação e Exportação Dah Chong Hong (Macau) Limitada (Dah Chong Hong (Macau) Limited)	Macau	N/A	-	100%
Confidence Motors Limited	Hong Kong	Ordinary	-	100%
Connemera Inc.	British Virgin Islands	Ordinary	-	100%
Consolidated Parts & Accessories Sales Centre (China) Limited	Hong Kong	Ordinary	-	100%
Consolidated Parts & Accessories Sales Centre Limited	Hong Kong	Ordinary	-	100%
Coram Enterprises Ltd.	British Virgin Islands	Ordinary	-	100%
Corkerley Limited	Republic of Liberia	Ordinary	-	100%

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Cornaldi Enterprises Limited	British Virgin Islands	Ordinary	-	100%
Corton Enterprises Limited	British Virgin Islands	Ordinary	-	100%
CP Special Steel Group Trading Limited	British Virgin Islands	Ordinary	-	100%
CPASC (China) Company Limited	Hong Kong	Ordinary	-	100%
CPCNet Hong Kong Limited	Hong Kong	Ordinary	-	100%
CPCNet Japan Limited	Japan	Ordinary	-	100%
CPCNet Macau Limited	Macau	N/A	-	85%
CPCNet Singapore Private Limited	Singapore	Ordinary	-	100%
CP Mining Management Pty Limited	Australia	Ordinary	-	100%
Cranejoy Limited	Hong Kong	Ordinary	-	100%
Cranwin Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Crown Base Corporation	British Virgin Islands	Ordinary	-	100%
Crown Base International Limited	British Virgin Islands	Ordinary	100%	-
Crown Gain Limited	British Virgin Islands	Ordinary	-	100%
Crown Sky Investment Limited	British Virgin Islands	Ordinary	-	100%
Crown Victory Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Crown Yield (HK) Limited	Hong Kong	Ordinary	-	100%
Custain Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong (Canada) Ltd.	Canada	Ordinary	-	100%
Dah Chong Hong (China) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong (Engineering) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong (F.O.M.) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong (Godown) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong (Japan) Limited	Japan	Ordinary	-	100%

表格 Form AC1

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面値比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Dah Chong Hong (Macau) Engenharia, Limitada (Dah Chong Hong (Macao) Engineering Limited)	Macau	N/A	-	55%
Dah Chong Hong (Motor Leasing) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong Motor Leasing (China) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong (Motor Service Centre) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong (Nassau) Limited	Bahamas	Ordinary	-	100%
Dah Chong Hong (Shanghai) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong (Shanghai) Ltd.	People's Republic of China	N/A	-	100%
Dah Chong Hong (Special Purpose Vehicle) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong (Tianjin) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong-Dragonair Airport GSE Service Limited	Hong Kong	Ordinary	-	70%
Dah Chong Hong Electrical Appliances Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong Holdings Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong Industrial Machinery Company Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong Motor Service Centre (Macau) Limited	Macau	N/A	-	58%
Dah Chong Hong Motors (China) Limited	Hong Kong	Ordinary	-	100%

表格 Form ACT

(附表一 Schedule 1)

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Dah Chong Hong Motors (Nissan-China) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong Trading (Singapore) Pte. Ltd.	Singapore	Ordinary	-	100%
Dah Chong Hong, Limited	Hong Kong	Ordinary	-	100%
Dahomey Enterprises Limited	British Virgin Islands	Ordinary	-	100%
DAS Aviation Support Limited	Hong Kong	Ordinary	-	70%
DAS Aviation Support Pte. Ltd.	Singapore	Ordinary	-	59.5%
DAS Nordisk Limited	Hong Kong	Ordinary	-	49%
DAS Overseas Development Limited	Hong Kong	Ordinary	-	59.5%
Dalian CP Digital Technology Co., Ltd.	People's Republic of China	N/A	-	73.3%
Dashing Investments Limited	British Virgin Islands	Ordinary	-	100%
Data Communication Services Limited	Hong Kong	Ordinary	-	100%
Davenmore Limited	British Virgin Islands	Ordinary	100%	-
Daybreak Holdings Limited	Hong Kong	Ordinary	-	100%
DCH Beverage Solutions Limited	Hong Kong	Ordinary	-	100%
DCH Electrical Appliances Butler Limited	Hong Kong	Ordinary	-	100%
DCH Food Industries Limited	Hong Kong	Ordinary	-	100%
DCH Food Investment Limited	Hong Kong	Ordinary	-	100%
DCH – Glory Foodstuffs Company Limited	Hong Kong	Ordinary	-	100%

Form AC1

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
DCH Insurance Company Limited	Bermuda	Ordinary	-	100%
DCH Interior Products Company Limited	Hong Kong	Ordinary	-	100%
DCH Logistics Company Limited	Hong Kong	Ordinary	-	100%
DCH Motors Ltd.	Canada	Ordinary	-	100%
DCH Motors (Bentley) Limited	Hong Kong	Ordinary	-	100%
DCH Supply Chain Management Company Limited	Hong Kong	Ordinary	-	80%
Delight Way Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Digcom Limited	British Virgin Islands	Ordinary	-	100%
Direct Access Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Dong Chong Motors (China) Limited	Hong Kong	Ordinary	-	100%
Douro Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Ease Action Investments Corp.	British Virgin Islands	Ordinary	-	100%
East Smart Ltd.	British Virgin Islands	Ordinary	-	100%
Eastlink Investment Limited	British Virgin Islands	Ordinary	-	100%
Eastsilk Ltd.	British Virgin Islands	Ordinary	-	100%
Effectual Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Eldwin Corporation	British Virgin Islands	Ordinary	-	100%
Eltonford Limited	Hong Kong	Ordinary	100%	-
Epic Motors Limited	Hong Kong	Ordinary	-	100%
Estoril Corp.	British Virgin Islands	Ordinary	-	100%
Everlinks Investments Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Everwin Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Excellent Way International Ltd.	British Virgin Islands	Ordinary	-	100%
Fair Moon Enterprises Corp.	British Virgin Islands	Ordinary	-	100%

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面値比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Famous Land Limited	Hong Kong	Ordinary	-	100%
Fasini Corp.	British Virgin Islands	Ordinary	-	100%
Ferretti Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Fine Cosmos Limited	British Virgin Islands	Ordinary	-	100%
Fine Star Enterprises Corp.	British Virgin Island	Ordinary	-	100%
Forever Glory Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Fortune Day Investment Limited	Hong Kong	Ordinary	-	100%
Fortune Wave Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Gabal Enterprise Limited	Hong Kong	Ordinary	-	100%
Gamma Link Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Gateway Global Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Gaynell Limited	British Virgin Islands	Ordinary	-	100%
Gentech Vehicle Engineering Limited	Hong Kong	Ordinary	-	100%
Gestas de Rede de Fornecimentos Dah Chong Hong Macau Limitada (Dah Chong Hong Macau Total Supply Chain Management Company Limited)	Macau	N/A	-	55%
Giant Profit Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Gibbon Star Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Glamorous Way Enterprises Ltd.	British Virgin Islands	Ordinary	-	100%
Glenridge Company Limited	Hong Kong	Ordinary	-	100%
Global Link Information Services Limited	Hong Kong	Ordinary	-	100%
Glory Link Holdings Ltd.	British Virgin Islands	Ordinary	-	100%

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Gloxril Limited	Hong Kong	Ordinary	-	100%
Gold Champ Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Gold Essense Enterprises Corp.	British Virgin Islands	Ordinary	-	100%
Gold Essence Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Gold Falcon Investments Limited	Hong Kong	Ordinary	-	100%
Gold Leaf Enterprises Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Gold Vision Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Golden Crest Company Ltd.	British Virgin Islands	Ordinary	100%	-
Golden Gateway Enterprises Inc.	British Virgin Islands	Ordinary	100%	-
Golden Jar Holdings Corp.	British Virgin Islands	Ordinary	100%	-
Golden Reach Limited	Hong Kong	Ordinary	-	100%
Golden Spoon Corporation	Republic of Liberia	Ordinary	-	100%
Goldenburg Properties Limited	Hong Kong	Ordinary	-	70%
Gradius Company Limited	British Virgin Islands	Ordinary	-	100%
Grand Advance Holdings Limited	British Virgin Islands	Ordinary	-	100%
Grand Aim Technologies Limited	British Virgin Islands	Ordinary	-	100%
Grand Formosa Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Grand Union Enterprises Limited	Hong Kong	Ordinary	-	100%
Grand Link Investments Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Green Pace Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Guangdong Dah Chong Foodstuffs Co., Ltd.	People's Republic of China	N/A	-	70%
Guangdong Jing Yun Distribution Co., Ltd.	People's Republic of China	N/A	-	90%
Hall Rich Investments Limited	British Virgin Islands	Ordinary	-	100%

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Hamborex Company, Limited	Hong Kong	Ordinary	-	100%
Hang Dah Shipping Company, Limited	Hong Kong	Ordinary	-	100%
Hang Luen Chong Investment Company, Limited	Hong Kong	Ordinary	-	100%
Hang Luen Chong Property Management Company, Limited	Hong Kong	Ordinary	-	100%
Hang Mow Investment Company, Limited	Hong Kong	Ordinary	-	100%
Hang Shun Fat Company, Limited	Hong Kong	Ordinary	-	64.6%
Hang Shun Nominees Limited	Hong Kong	Ordinary	-	100%
Hang Tat Sing Investment Company, Limited	Hong Kong	Ordinary	-	100%
Hang Wah Chong Investment Company Limited	Hong Kong	Ordinary	-	100%
Hang Wing Lee Investment Company, Limited	Hong Kong	Ordinary	-	100%
Happy Day Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Happy Time Investments Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Harmony Auto Pte. Ltd.	Singapore	Ordinary	-	100%
Harmony Motors Limited	Hong Kong	Ordinary	-	100%
Harty Limited	Hong Kong	Ordinary	-	100%
Harvest Mind Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Hen Fai Engineering Networks Company Limited	Hong Kong	Ordinary	-	100%

Form AC1

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Hertford Investments Holdings Inc.	British Virgin Islands	Ordinary	-	100%
High Champ Enterprises Corp.	British Virgin Islands	Ordinary	-	100%
Highland Enterprises Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Hing Mow Cheung Company, Limited	Hong Kong	Ordinary	-	100%
Honest Motors (China) Limited	Hong Kong	Ordinary	-	100%
Honest Motors, Limited	Hong Kong	Ordinary	-	100%
Howlett Investments Limited	Hong Kong	Ordinary	-	100%
Huge Earnings Limited	Hong Kong	Ordinary	-	100%
Hup On Motors Limited	Hong Kong	Ordinary	-	100%
Iconese Limited	Hong Kong	Ordinary	100%	-
Idealand Investment Inc.	Republic of Panama	Ordinary	-	100%
Ixonia Limited	Hong Kong	Ordinary	-	100%
Jade Wonder Limited	British Virgin Islands	Ordinary	-	100%
Japan Auto Parts Company Limited	Hong Kong	Ordinary	-	100%
Japco Auto Equipment & Engineering Company Limited	Hong Kong	Ordinary	-	100%
Japco Auto Parts (Guangzhou) Co., Ltd.	People's Republic of China	N/A	-	100%
JAPCO (China) Company Limited	Hong Kong	Ordinary	-	100%
JAPCO (Shanghai) Co., Ltd.	People's Republic of China	N/A	-	100%
Jetwin Enterprises Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Jewril Limited	Hong Kong	Ordinary	-	100%
Jiangsu CP Xingcheng Special Steel Co., Ltd.	People's Republic of China	Ordinary	-	77.78%

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Jiangyin Xingcheng Special Steel Works Co., Ltd.	People's Republic of China	N/A	-	79%
Jiangyin Xingcheng Steel Products Co., Ltd.	People's Republic of China	N/A	-	80%
Jiangyin Xingcheng Storage and Transportation Co., Ltd.	People's Republic of China	N/A	-	80%
Join Resources Limited	Hong Kong	Ordinary	-	100%
Joint Base Limited	British Virgin Islands	Ordinary	-	100%
Joy Trend Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Joyluck Limited	British Virgin Islands	Ordinary	-	100%
Karaganda Limited	British Virgin Islands	Ordinary	-	100%
Kecia Corporation	British Virgin Islands	Ordinary	-	100%
Kee Chong Trading Limited	Hong Kong	Ordinary	-	100%
Keen Magic Holdings Limited	British Virgin Islands	Ordinary	-	100%
Kelova Corp.	British Virgin Islands	Ordinary	-	100%
Kendorm Corporation	Republic of Liberia	Ordinary	-	100%
Kimble Investment Limited	British Virgin Islands	Ordinary	-	100%
King Pacific Trading Limited	Hong Kong	Ordinary	-	100%
Kingchamp Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Kingril Limited	Hong Kong	Ordinary	-	100%
Ko Lok Investment Company, Limited	Hong Kong	Ordinary	-	60%
Kong Yuen Investments Limited	Hong Kong	Ordinary	-	100%
Koonex Investment Limited	Hong Kong	Ordinary	-	100%
Koston Corporation	Republic of Liberia	Ordinary	100%	-
Kotani Holdings Inc.	British Virgin Islands	Ordinary	-	100%

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Kowill Investments Inc.	British Virgin Islands	Ordinary	-	100%
Kunming Dahchong Motor Service Co., Ltd.	People's Republic of China	N/A	-	70%
Large Earnings Limited	Hong Kong	Ordinary	-	100%
Lecede Limited	Hong Kong	Ordinary	-	100%
Lindenford Limited	Hong Kong	Ordinary	-	100%
Logic Way Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Macowise Incorporated	British Virgin Islands	Ordinary	-	100%
Magic Delight Enterprises Corp.	British Virgin Islands	Ordinary	-	100%
Magic Dobbin Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Magic Plus Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Mainstream Holdings Limited	Hong Kong	Ordinary	-	55%
Majestic Path Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Marble Way Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Marble Wheel Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Mar Investment Limited	Republic of Liberia	Ordinary	-	100%
Marca Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Marni Company Ltd.	British Virgin Islands	Ordinary	-	100%
Marvellous City Limited	Hong Kong	Ordinary	-	100%
Master Port Investment Ltd.	British Virgin Islands	Ordinary	-	100%
Master Step Investment Limited	Hong Kong	Ordinary	-	100%
Master Wise Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Matchpoint Investments Limited	British Virgin Islands	Ordinary	-	100%
Maxiwin Assets Holdings Ltd.	British Virgin Islands	Ordinary	-	81.82%
Maxon Enterprises Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Maxy Rich Investments Limited	British Virgin Islands	Ordinary	-	100%

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Metro Motors Limited	Hong Kong	Ordinary	-	100%
Might & Right Limited	Hong Kong	Ordinary	-	100%
Modot Enterprises Corp.	British Virgin Islands	Ordinary	-	100%
Modus Enterprises Holdings Inc.	British Virgin Islands	Ordinary	-	73.33%
MotorMech Service Station Limited	Hong Kong	Ordinary	-	100%
Nederburg Corp.	British Virgin Islands	Ordinary	-	100%
Neosota Corp.	British Virgin Islands	Ordinary	-	100%
Neostar Investment Limited	Hong Kong	Ordinary	-	100%
Neticom (Hong Kong) Limited	Hong Kong	Ordinary	-	100%
New Hong Kong Tunnel Company Limited	Hong Kong	Ordinary	-	70.8%
Newly Bright Investment Limited	British Virgin Islands	Ordinary	-	100%
Newmarket Holdings Limited	British Virgin Islands	Ordinary	-	100%
Nicewell Base Enterprises Inc.	British Virgin Islands	Ordinary	100%	-
Nirio Investment Limited	Hong Kong	Ordinary	-	100%
Noble Field Environmental Company Limited	British Virgin Islands	Ordinary	-	100%
Noble Full Company Limited	British Virgin Islands	Ordinary	-	100%
Noble Touch Investment Inc.	British Virgin Islands	Ordinary	-	100%
On Yip Nominees Limited	Hong Kong	Ordinary	-	100%
On Yip Property Development Company Limited	Hong Kong	Ordinary	-	100%
Ontex Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Pacific Choice International Limited	British Virgin Islands	Ordinary	-	100%
Pacific Grace Limited	Hong Kong	Ordinary	-	100%
Peachlake Company Limited	Hong Kong	Ordinary	100%	-

表格 Form AC1

(附表一 Schedule 1)

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Pedova Corp.	British Virgin Islands	Ordinary	-	100%
Perfect Match Assets Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Perfect Spot Investments Corp.	British Virgin Islands	Ordinary	-	85%
Pichon Development Ltd.	British Virgin Islands	Ordinary	-	100%
Piedimont Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Potanic Holdings Limited	British Virgin Islands	Ordinary	-	100%
Praise Investments Limited	Hong Kong	Ordinary	-	100%
Praytex Limited	British Virgin Islands	Ordinary	-	100%
Precious All Ltd.	British Virgin Islands	Ordinary	-	100%
Premium Motors Limited	Hong Kong	Ordinary	-	100%
Prime Star Enterprises Limited	British Virgin Islands	Ordinary	-	100%
Profit Logic Investments Limited	British Virgin Islands	Ordinary	-	100%
Prosperity Motors Limited	Macau	N/A	-	58%
Qingdao Adachi Paints and Chemical Materials Co., Ltd.	People's Republic of China	N/A	-	75%
Quick Gain Limited	Hong Kong	Ordinary	-	100%
Rainbow Choice Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Rank Choice Limited	British Virgin Islands	Ordinary	-	100%
Ray Bright Enterprises Limited	Hong Kong	Ordinary	-	100%
Rainbow Lake Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Regal Heights Limited	Hong Kong	Ordinary	-	60%
Regal Motors, Limited	Hong Kong	Ordinary	-	100%
Regal Pine Investments Limited	Hong Kong	Ordinary	-	100%
Reliance Motors, Limited	Hong Kong	Ordinary	-	100%
Reynolds Holdings Limited	Hong Kong	Ordinary	-	100%

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Right Choice Developments Limited	Hong Kong	Ordinary	-	100%
Rocamond Limited	British Virgin Islands	Ordinary	-	100%
Salcito Corp.	British Virgin Islands	Ordinary	-	100%
Sand Grain Limited	Hong Kong	Ordinary	-	100%
Seibert Corporation	British Virgin Islands	Ordinary	-	100%
Shanghai DCH Food Industries Ltd.	People's Republic of China	N/A	-	100%
Shanghai DCH Food Services Co. Ltd.	People's Republic of China	N/A	-	100%
Shanghai DCH Jiangnanfeng Co., Ltd.	People's Republic of China	N/A	-	46.06%
Shanghai RFCI Restaurant Co., Ltd.	People's Republic of China	N/A	-	90%
Shanghai Hu Chang Motor Service Co., Ltd.	People's Republic of China	N/A	-	100%
Shanghai Super Property Co., Ltd.	People's Republic of China	N/A	-	100%
Shanghai Zhongyun Motor Trading Co., Ltd.	People's Republic of China	N/A	-	100%
Shenzhen Zhongliangdachang Foodstuffs Co., Ltd.	People's Republic of China	N/A	-	70%
Shine Mass Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Shine Royce Ltd.	British Virgin Islands	Ordinary	-	100%
Shinstar Enterprises Ltd.	British Virgin Islands	Ordinary	-	100%
Shiny Bright Development Limited	British Virgin Islands	Ordinary	-	100%
Silver Ascot Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Silver Crest Holdings Limited	Cayman Islands	Ordinary	-	100%
Silver Linkage Investments Inc.	British Virgin Islands	Ordinary	-	100%

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Sliver Port Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Silver Links Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Silver Peak Enterprises Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Silver Rise Investment Limited	Hong Kong	Ordinary	-	100%
Silver Trend Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Silver Wings Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Sims (China) Limited	Hong Kong	Ordinary	-	100%
Sims (Guangdong) Limited	Hong Kong	Ordinary	-	100%
Sims Logistics Services Limited	British Virgin Islands	Ordinary	-	100%
Sims Trading Company Limited	Hong Kong	Ordinary	-	100%
Sims Trading (Macau) Company Limited	Macau	N/A	-	100%
Sing Wo Chong Investment Company, Limited	Hong Kong	Ordinary	-	100%
Sino Iron Pty Ltd	Australia	N/A	-	100%
Sky Rich Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Smart Legend Co. Ltd.	British Virgin Islands	Ordinary	-	100%
Smooth Tone Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Smooth Tone Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Smooth Way Holdings Inc.	British Virgin Islands	Ordinary	100%	-
Sociedade de Consultadoria Comercial Dah Chong Hong Macau, Limitada (Dah Chong Hong Macau Consulting Company Limited)	Macau	N/A	-	55%
Speedy Way Investments Ltd.	British Virgin Islands	Ordinary	-	100%

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Star Mercury Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Stenway Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Sterling Lake Limited	British Virgin Islands	Ordinary	-	100%
Success Gain Holdings Limited	British Virgin Islands	Ordinary	-	100%
Sun Base Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Sun Fair Assets Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Sun King Fung Development Limited	Hong Kong	Ordinary	100%	-
Sunspark Power Investment Company Limited	Hong Kong	Ordinary	-	100%
Super Guide Investment Limited	Hong Kong	Ordinary	-	100%
Super Supreme Company Limited	Republic of Liberia	Ordinary	100%	-
Super Trend Enterprises Corp.	British Virgin Islands	Ordinary	-	100%
Super Worth Investments Inc.	British Virgin Islands	Ordinary	-	100%
Superguide Limited	Hong Kong	Ordinary	-	100%
Swiftford Company Limited	Hong Kong	Ordinary	-	100%
Tai Ping Advertising Company, Limited	Hong Kong	Ordinary	-	100%
Tai Ping Design Company Limited	Hong Kong	Ordinary	-	100%
Tailake International Company Limited	Hong Kong	Ordinary	-	100%
Tak Sing Chong Investment Company, Limited	Hong Kong	Ordinary	-	100%
Talisgold Limited	British Virgin Islands	Ordinary	-	100%
Tallian Corp.	British Virgin Islands	Ordinary	-	100%
Tendo Limited	Hong Kong	Ordinary	-	100%
Tetra Link Holdings Corp.	British Virgin Islands	Ordinary	-	100%

表格 Form AC1

(附表一 Schedule 1)

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Top Guide Investment Limited	Hong Kong	Ordinary	-	100%
Top New Management Ltd.	British Virgin Islands	Ordinary	-	100%
Top Trend Investments Holdings Corp.	British Virgin Islands	Ordinary	100%	-
Topine Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Topjet Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Torton Investments Limited	Bahamas	Ordinary	-	100%
Transwell Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Treasure Full Investment Limited	Hong Kong	Ordinary	-	100%
Treasure Link Investments Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Triangle – Isuzu Motor Trading (Shanghai) Ltd.	People's Republic of China	N/A	-	60%
Triangle – Isuzu Motors Limited	Hong Kong	Ordinary	-	60%
Triangle Auto Pte Ltd	Singapore	Ordinary	-	100%
Triangle Motor Trading (Dalian FTZ) Co., Ltd.	People's Republic of China	N/A	-	100%
Triangle Motors (China) Limited	Hong Kong	Ordinary	-	100%
Triangle Motors Limited	Hong Kong	Ordinary	-	100%
Twin Tiger International Limited	Hong Kong	Ordinary	-	100%
Trilight Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Tylfull Realty Management Company Limited	Hong Kong	Ordinary	-	100%
Unique Star Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Unison Environmental Company Limited	British Virgin Islands	Ordinary	-	100%

表格 Form AC1

(附表 Schedule 1)

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Unitex Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Universal Progress Corp.	British Virgin Islands	Ordinary	-	100%
Upham Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Upper Bright Limited	British Virgin Islands	Ordinary	-	100%
Verdes Company Ltd.	British Virgin Islands	Ordinary	-	100%
Vision Network Limited	Hong Kong	Ordinary	-	100%
Wah Luen Fung Company, Limited	Hong Kong	Ordinary	-	56.50%
Wealth Win Investments Limited	British Virgin Islands	Ordinary	-	100%
Well Secured Limited	Hong Kong	Ordinary	-	100%
Wellstand Investment Limited	Hong Kong	Ordinary	-	100%
Wilmington Investment Limited	Republic of Liberia	Ordinary	-	100%
Wilshire Investments Limited	British Virgin Islands	Ordinary	-	100%
Winchamp Enterprises Corp.	British Virgin Islands	Ordinary	-	100%
Winway Investments Holdings Corp.	British Virgin Islands	Ordinary	-	62%
Wisdom Bay Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Wisdom Mind Investments Corp.	British Virgin Islands	Ordinary	-	100%
Wise Guide Development Limited	Hong Kong	Ordinary	-	100%
Wonder Delight Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Wonder Island Limited	British Virgin Islands	Ordinary	-	100%
World Navigation (BVI) Ltd.	British Virgin Islands	Ordinary	-	100%
Worth Wealth Investments Limited	Hong Kong	Ordinary	-	100%
Wuxi Xingcheng Steel Products Co., Ltd.	People's Republic of China	N/A	-	80%
Yan Link Company Limited	British Virgin Islands	Ordinary	-	100%

表格 Form AC1

(附表一 Schedule 1)

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面値比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Yee Lim Godown & Cold Storage Limited	Hong Kong	Ordinary	-	100%
Yellow Fountain Enterprises Corp.	British Virgin Islands	Ordinary	-	100%
Yuet Fung Investment Limited	British Virgin Islands	Ordinary	-	100%
上海大昌行經貿有限公司	People's Republic of China	N/A	-	100%
上海網富電子商貿有限公司	People's Republic of China	N/A	-	90%
上海宏圖電器有限公司	People's Republic of China	N/A	-	100%
上海中信泰富廣場有限公司	People's Republic of China	N/A	-	100%
上海老西門新苑置業有限公司	People's Republic of China	N/A	-	100%
上海信昌咨詢服務有限公司	People's Republic of China	N/A	-	100%
江陰泰富興澄特種材料有限公司	People's Republic of China	N/A	-	79%
北京大昌宇林餐廳有限公司	People's Republic of China	N/A	-	90%
大昌行零件貿易（上海）有限公司	People's Republic of China	N/A	-	100%
江門大昌慎昌食品加工倉儲有限公司	People's Republic of China	N/A	-	100%
無錫太湖景發展有限公司	People's Republic of China	N/A	-	70%
無錫太湖苑置業有限公司	People's Republic of China	N/A	-	70%
無錫太湖美生態環保有限公司	People's Republic of China	N/A	-	70%
廣州市泰富信通技術有限公司	People's Republic of China	N/A	-	100%
廣州市泰富信通科技有限公司	People's Republic of China	N/A	-	100%
大聯合環保科技（深圳）有限公司	People's Republic of China	N/A	-	100%
寧波信富置業有限公司	People's Republic of China	N/A	-	99.29%
中信泰富信息科技（廣州）有限公司	People's Republic of China	N/A	-	100%
琦昌建築工程（上海）有限公司	People's Republic of China	N/A	-	100%
江門大昌慎昌工業開發有限公司	People's Republic of China	N/A	-	100%

Form AC1

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面値比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
湖北新冶鋼有限公司	People's Republic of China	N/A	-	95%
湖北中特新化能科技有限公司	People's Republic of China	N/A	-	100%
中信泰富（上海）物業管理有限公司	People's Republic of China	N/A	-	100%
上海珠街閣房地產開發有限公司	People's Republic of China	N/A	-	100%
上海雄泰置業有限公司	People's Republic of China	N/A	100%	-
大冶特殊鋼股份有限公司	People's Republic of China	Ordinary	-	56.6%
中信泰富萬寧發展有限公司	People's Republic of China	N/A	-	100%
中信泰富萬寧（聯合）開發有限公司	People's Republic of China	N/A	-	80%
泰富國際網絡股份有限公司	Republic of China	N/A	-	100%
上海大昌行儲運有限公司	People's Republic of China	N/A	-	100%
上海大昌行國際貿易有限公司	People's Republic of China	N/A	-	100%
江門大昌行供應鏈管理有限公司	People's Republic of China	N/A	-	100%
江陰興澄置業有限公司	People's Republic of China	N/A	-	56%
大昌行(北京)貿易有限公司	People's Republic of China	N/A	-	100%
昆明大昌行管理咨詢有限公司	People's Republic of China	N/A	-	100%
昆明合澤企業管理有限公司	People's Republic of China	N/A	-	80%
萬寧中意發展有限公司	People's Republic of China	N/A	-	99.9%
萬寧金信發展有限公司	People's Republic of China	N/A	-	99.9%
萬寧金誠發展有限公司	People's Republic of China	N/A	-	99.9%
萬寧仁信發展有限公司	People's Republic of China	N/A	-	99.9%
萬寧仁和發展有限公司	People's Republic of China	N/A	-	99.9%

Form AC1

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面値比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
萬寧創遠發展有限公司	People's Republic of China	N/A	-	99.9%
萬寧中宏發展有限公司	People's Republic of China	N/A	-	99.9%
萬寧百納發展有限公司	People's Republic of China	N/A	-	99.9%
萬寧中榮發展有限公司	People's Republic of China	N/A	-	99.9%
上海眾泰汽車銷售有限公司	People's Republic of China	N/A	-	100%
杭州眾泰汽車銷售服務有限公司	People's Republic of China	N/A	-	100%
浙江賓利汽車銷售服務有限公司	People's Republic of China	N/A	-	100%
上海眾威汽車銷售服務有限公司	People's Republic of China	N/A	-	100%
上海賓利汽車銷售有限公司	People's Republic of China	N/A	-	100%
上海眾鈴汽車貿易有限公司	People's Republic of China	N/A	-	100%
寧波眾鈴汽車貿易有限公司	People's Republic of China	N/A	-	100%
深圳市眾運汽車貿易有限公司	People's Republic of China	N/A	-	100%
大連合友汽車貿易有限公司	People's Republic of China	N/A	-	100%
北京北汽眾鈴汽車修理有限公司	People's Republic of China	N/A	-	100%
昆明合達汽車銷售服務有限公司	People's Republic of China	N/A	-	80%
昆明合運汽車貿易有限公司	People's Republic of China	N/A	-	100%
江門市寶昌汽車銷售服務有限公司	People's Republic of China	N/A	-	100%
廣東駿現汽車貿易有限公司	People's Republic of China	N/A	-	100%
湛江市駿華豐田汽車銷售服務有限公司	People's Republic of China	N/A	-	100%

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
湛江市駿凱汽車技術服務有限公司	People's Republic of China	N/A	-	100%
湛江市駿誠汽車銷售服務有限公司	People's Republic of China	N/A	-	100%
雲南中馳汽車銷售服務有限公司	People's Republic of China	N/A	-	100%
昆明聯亞豐田汽車銷售服務有限公司	People's Republic of China	N/A	-	100%
廣州眾協汽車貿易有限公司	People's Republic of China	N/A	-	80%
吳川市駿源汽車服務有限公司	People's Republic of China	N/A	-	100%
深圳市深昌汽車貿易有限公司	People's Republic of China	N/A	-	100%
湛江市駿浩汽車有限公司	People's Republic of China	N/A	-	100%
江門市合禮汽車銷售服務有限公司	People's Republic of China	N/A	-	85%
雲南聯迪汽車服務有限公司	People's Republic of China	N/A	-	80%
雲南寶泰隆汽車服務有限公司	People's Republic of China	N/A	-	80%
江門市怡誠汽車銷售服務有限公司	People's Republic of China	N/A	-	80%
湛江合榮汽車銷售服務有限公司	People's Republic of China	N/A	-	80%
廣州合駿汽車貿易有限公司	People's Republic of China	N/A	-	90%
福州合創汽車貿易有限公司	People's Republic of China	N/A	-	80%
廣州合勝汽車貿易有限公司	People's Republic of China	N/A	-	100%
上海捷高汽車零配件銷售有限公司	People's Republic of China	N/A	-	100%
北京華北捷信汽車零件有限公司	People's Republic of China	N/A	-	100%
江門大昌貿易行有限公司	People's Republic of China	N/A	-	100%
上海上昌工貿有限公司	People's Republic of China	N/A	-	100%

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
江門愼昌貿易有限公司	People's Republic of China	N/A	-	100%
廣東愼昌貿易有限公司	People's Republic of China	N/A	-	100%
上海愼昌貿易有限公司	People's Republic of China	N/A	-	100%
廣州光通通信發展有限公司	People's Republic of China	N/A	-	100%
廣州怡輝泰通信技術有限公司	People's Republic of China	N/A	-	100%
廣州萬豐通信技術有限公司	People's Republic of China	N/A	-	100%
北京思博展科科技有限公司	People's Republic of China	N/A	-	100%
廣州恒永昌通信技術有限公司	People's Republic of China	N/A	-	100%
廣州景盛豐通信技術有限公司	People's Republic of China	N/A	-	100%

Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司註冊處
Companies Registry

Statement of Particulars of Shareholdings in Non-Subsidiary Companies

(公司條例第 129(5)(b) 及(5A)(b)條)
(Companies Ordinance s. 129(5)(b) & (5A)(b))

表格 Form **AC2**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

2 本陳述書的附表一載列本公司於下述財政年度終結日期持有股份的非附屬公司詳情
The particulars of the Company's shareholdings in companies not being its subsidiaries as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement

財政年度的終結日期
Closing Date of the Financial Year

日 DD	月 MM	年 YYYY
31	12	2006

本陳述書包括 ________ 頁附表。

This Statement includes 6 page(s) of Schedule.

簽署 Signed :

姓名 Name : Stella Chan Chui Sheung
~~董事 Director~~／秘書 Secretary *

日期 Date : 25 June 2007
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(Note 4)

提交人的資料 Presentor's Reference

姓名 Name: CITIC Pacific Limited

地址 Address: 32nd Floor, CITIC Tower,
1 Tim Mei Avenue,
Central, Hong Kong

電話 Tel: 2820 2111 傳真 Fax: 2918 4838

電郵地址 E-mail Address: --

檔號 Reference:

請勿填寫本欄 For Official Use

Acknowledgement
Companies Registry
H.K.

25/06/2007 15:06:50
Submission No/Seq No: 235062477/4
CR No: 0145656
Sh. Form. AC2

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

Form AC2

公司編號 Company Number

145656

公司持有股份的非附屬公司詳情
Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
Air China Cargo Co., Ltd.	People's Republic of China	N/A	25%
Alto China Limited	Hong Kong	Ordinary	50%
Behringer China Limited	Hong Kong	Ordinary	50%
Belarian Enterprises Corp.	British Virgin Islands	Ordinary	55%
Brilliant Base Enterprises Corp.	British Virgin Islands	Ordinary	45%
Cathay Pacific Airways Limited	Hong Kong	Ordinary	17.48%
Cheer First Limited	Hong Kong	Ordinary	40%
China Interactive Sports Company Limited	Hong Kong	Ordinary	50%
China Interactive Sports (HK) Technology Company Limited	Hong Kong	Ordinary	50%
Chingyang Enterprises Corp.	British Virgin Islands	Ordinary	45%
China Interactive Sports Technology Company Limited	People's Republic of China	N/A	50%
CITIC Capital Holdings Limited (Formerly CITIC Capital Markets Holdings Limited) (Change of name on 15th June 2006)	Hong Kong	Ordinary	50%
CITIC Guoan Co., Ltd.	People's Republic of China	N/A	50%
CITIC Tower Property Management Company Limited	Hong Kong	Ordinary	40%
Companhia de Telecomunicacoes de Macau S.A.R.L.	Macau	N/A	20%

公司編號 Company Number

145656

公司持有股份的非附屬公司詳情
Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
Dah Chong Hong- Blissful Dragon (China) Limited	Hong Kong	Ordinary	50%
Danton Investment Limited	British Virgin Islands	Ordinary	40%
Dongguan DCH Oils & Fats Ltd.	People's Republic of China	N/A	37.20%
Eastern Harbour Crossing Company Limited	Hong Kong	Ordinary	50%
Ecoserve Limited	Hong Kong	Ordinary	50%
Enviropace Limited	Hong Kong	Ordinary	20%
F&N DCH Holdings Private Limited	Singapore	Ordinary	49%
Fullril Limited	Hong Kong	Ordinary	25%
Goldon Investment Limited	Hong Kong	Ordinary	40%
Green Valley Landfill, Limited	Hong Kong	Ordinary	30%
Greenfield Transfer Limited	Hong Kong	Ordinary	30%
Hefei Dah Chong Motor Service Co., Ltd.	People's Republic of China	N/A	40%
Hong Kong Resort Company Limited	Hong Kong	Ordinary	50%
Hong Kong Tunnels and Highways Management Company Limited	Hong Kong	Ordinary	35%
Hong Kong Transport, Logistics and Management Company Limited	Hong Kong	Ordinary	35%
Inner Mongolia Fengtai Electric Power Generation Company Limited	People's Republic of China	N/A	35%
Jiangsu Ligang Electric Power Company Limited	People's Republic of China	N/A	56.31%
Jiangyin Ligang Electric Power Generation Company Limited	People's Republic of China	Ordinary	54.31%
Joystar International Holdings Inc.	British Virgin Islands	Ordinary	45%

公司持有股份的非附屬公司詳情
Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
Kaifeng Xinli Power Generation Co., Ltd.	People's Republic of China	N/A	50%
Kido Profits Limited	British Virgin Islands	Ordinary	15%
Konorus Investment Limited	Hong Kong	Ordinary	15%
Nanjing Grand Hotel Supplies Co., Ltd.	People's Republic of China	N/A	60%
North United Power Corporation	People's Republic of China	N/A	20%
Otsuka Sims (Guangdong) Beverage Co., Ltd.	Hong Kong	Ordinary	40%
Primeasia Development Limited	Macau	N/A	45%
Prosperity International Limited	Macau	N/A	45%
Ruotolo Investments Limited	British Virgin Islands	Ordinary	20%
Shandong Chenming Xinli Cogeneration Co., Ltd.	People's Republic of China	N/A	49%
Shanghai CP Guojian Pharmaceutical Company Ltd.	People's Republic of China	N/A	51%
Shanghai Dah Chong Children's Food Factory Co., Ltd.	People's Republic of China	N/A	51%
Shanghai Shineway DCH Tyson Co., Ltd.	People's Republic of China	N/A	22%
Shinta Limited	Hong Kong	Ordinary	20%
Shiseido Dah Chong Hong Cosmetics Limited	Hong Kong	Ordinary	50%

表格 Form **AC2**

(附表一 Schedule 1)

公司編號 Company Number

145656

公司持有股份的非附屬公司詳情
Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
Shiseido Dah Chong Hong Cosmetics (Guangdong) Limited	People's Republic of China	N/A	50%
Shiseido Dah Chong Hong Cosmetics (Guangzhou) Ltd.	People's Republic of China	N/A	50%
South China Transfer Limited	Hong Kong	Ordinary	30%
SPAR China Limited	Hong Kong	Ordinary	50%
Sun Kong Investment Company, Limited	Hong Kong	Ordinary	40%
Sunburst Energy Development Co., Ltd.	People's Republic of China	N/A	65%
Superanble Company Limited	Hong Kong	Ordinary	40%
Swire Aviation Limited	Hong Kong	Ordinary	33.33%
Tianjin Dah Chong Motor Co., Ltd.	People's Republic of China	N/A	60%
Treasure Trove Limited	Hong Kong	Ordinary	50%
Veolia Water (Changzhou) Investment Limited	Hong Kong	Ordinary	49%
Veolia Water (Kunming) Investment Limited	Hong Kong	Ordinary	25%
Victory (HK) Industries International Company Limited	Hong Kong	Ordinary	20%
Wal-Mart East China Stores Co., Ltd.	People's Republic of China	N/A	35%
Way Chong Finance Limited	Hong Kong	Ordinary	50%
Western Harbour Tunnel Company Limited	Hong Kong	Ordinary	35%
Widewin Investments Limited	British Virgin Islands	Ordinary	37.5%
Wise Fortune International Holdings Ltd.	British Virgin Islands	Ordinary	45%
Wuxi Taihu Lake Pumped Storage Power Co., Ltd.	People's Republic of China	N/A	70%

Form AC2

公司編號 Company Number

145656

公司持有股份的非附屬公司詳情
Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
Zhengzhou Xinli Electric Power Co. Ltd.	People's Republic of China	N/A	50%
上海泰复網絡技術有限公司	People's Republic of China	N/A	50%
四川省瀘州市科泰生物技術開發有限公司	People's Republic of China	N/A	31%
北京鳳凰大昌航空設備維修有限公司	People's Republic of China	N/A	24.5%
江陰利電能源材料有限公司	People's Republic of China	N/A	54.31%
上海東實航空地面設備有限公司	People's Republic of China	N/A	24.5%
上海老港生活垃圾處置有限公司	People's Republic of China	N/A	30%
上海國睿生命科技有限公司	People's Republic of China	N/A	24.94%
上海光研醫療管理咨詢有限公司	People's Republic of China	N/A	51%
上海瑞明置業有限公司	People's Republic of China	N/A	49%
廣東偉德利電器製造有限公司	People's Republic of China	N/A	20%
思播（上海）營銷策劃有限公司	People's Republic of China	N/A	50%
常州通用自來水有限公司	People's Republic of China	N/A	24.01%
上海瑞博置業有限公司	People's Republic of China	N/A	49%
中船置業有限公司	People's Republic of China	N/A	49%

表格 Form AO2

公司編號 Company Number

145656

公司持有股份的非附屬公司詳情
Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
北京北汽眾泰貿易有限公司	People's Republic of China	N/A	40%
北京中遠大昌汽車租賃有限公司	People's Republic of China	N/A	50%
石家莊鋼鐵有限責任公司	People's Republic of China	N/A	80%
青島日產汽車銷售服務有限公司	People's Republic of China	N/A	51%
廣東通達舊機動車交易市場經營有限公司	People's Republic of China	N/A	23%
東莞市東昌汽車銷售服務有限公司	People's Republic of China	N/A	77.5%
煙台日產汽車銷售服務有限公司	People's Republic of China	N/A	60%
廣東駿海自達汽車貿易有限公司	People's Republic of China	N/A	47.5%
廣東日產汽車貿易有限公司	People's Republic of China	N/A	50%
江門昌運油品有限公司	People's Republic of China	N/A	50%
廣東順美化妝品店	People's Republic of China	N/A	50%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.



公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

	日 DD	月 MM	年 YYYY
由 From	30	05	2007
至 To	30	05	2007

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	200,000
已繳及應繳的溢價總額 [第5A(a)．5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B (a)]	HKD	10,850,000

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價) Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	883,476,464

Your Receipt
Companies Registry
H.K.

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Secretaries Limited 中信秘書有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820 2111 傳真 Fax: 2918 4838
電郵地址 E-mail Address: -
檔號 Reference: -

請勿填寫

26/06/2007 11:52:43
Submission No.: 227065354/1
CR NO.: 0145656
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$10,850.00

Receipt No.	Method	Amount(HKD)
272270094859	Chq	$10,850.00

Total Paid $10,850.00

表格 Form **SC1**

公司編號 Company Number

145656

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	500,000	HKD0.40	HK$22.10	Nil	HK$21.7	HKD10,850,000

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10) **分配上述(B)項股份的代價**
Consideration for which the Shares in (B) have been Allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

145656

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Shares	
Bi Yupu	**32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong**	**500,000**	
	各類別股份分配的總數 Total Shares Allotted by Class	**500,000**	**Nil**

簽署 Signed :



姓名 Name : **Chan Chui Sheung, Stella**

~~董事 Director~~／秘書 Secretary *

日期 Date : 26th / June / 2007

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th June, 2007

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Stella Chan Chui Sheung Tel No.: 2820-2111
(Name of Responsible Official)

Date : 5th July, 2007

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : 2. Preference shares :

3. ✓ Other classes of shares : please specify : shares

4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date):)	---	—	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,208,691,160	—	---
Increase/(~~Decrease~~) during the month	200,000	—	---
Balance at close of the month :	2,208,891,160	—	---

...1/2

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1.______ Exercise price: HK$ _____ 2.______ Exercise price: HK$ _____	Please refer to the attached sheet.					
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ *Subscription price:* *HK$* _____ 2.______ *Subscription price:* *HK$* _____						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$_____						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ~~ordinary~~ shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month:						200,000

Remarks : ________________________

Authorised Signatory:



Name : Stella Chan Chui Sheung
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

(D) Details of Movement :

SHARE OPTIONS Type	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$19.90	5,760,000	--	--	--	5,760,000	Nil
2. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$22.10	12,142,000	--	200,000	--	11,942,000	200,000



CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

（於香港註冊成立的有限公司）
（股份代號：267）

此乃大冶特殊鋼股份有限公司登載於中華人民共和國深圳證券交易所網頁的第四屆董事會第十九次會議決議公告。大冶特殊鋼股份有限公司為中信泰富有限公司的附屬公司。

证券代码：000708　　股票简称：大冶特钢　　公告编号：2007-016

大冶特殊钢股份有限公司
第四届董事会第十九次会议决议公告

本公司及其董事会全体成员保证信息披露内容的真实、准确和完整，没有虚假记载、误导性陈述或重大遗漏

大冶特殊钢股份有限公司第四届董事会第十九次会议于2007年6月26日以书面、传真、邮件方式发出通知，于2007年7月6日以通讯方式召开。会议应到董事11名，实到董事11名。会议符合《公司法》、《公司章程》的有关规定。经会议审议表决，通过了如下决议：

一、审议通过了《关于修改公司信息披露管理办法的议案》(修改后的《公司信息披露管理办法》见同日巨潮资讯网http：//www.cninfo.com.cn)；

该议案表决结果，赞成票：11票，反对票、弃权票为0票。

二、审议通过了《公司接待和推广工作制度》(本制度见同日巨潮资讯网http：//www.cninfo.com.cn)；

该议案表决结果，赞成票：11 票，反对票、弃权票为 0 票。

三、审议通过了《公司治理自查情况报告》、《公司治理情况的自查报告及整改计划》（《公司治理自查报告》见同日巨潮资讯网 http：//www.cninfo.com.cn；《公司治理情况的自查报告及整改计划》见同日《中国证券报》、《证券时报》、《上海证券报》、巨潮资讯网 http：//www.cninfo.com.cn）；

该议案表决结果，赞成票：11 票；反对票、弃权票为 0 票。

为贯彻落实中国证监会关于加强上市公司治理专项活动的精神，切实做好加强公司治理专项工作，方便投资者和社会公众对本公司治理情况和整改计划进行分析评议，公司设立如下联系方式：

电　　话：0714-6297373

传　　真：0714-6297280

电子邮箱：dytg0708@163.com

欢迎广大投资者和社会公众通过上述联系方式对公司专项治理工作提出宝贵意见和建议。

特此公告。

大冶特殊钢股份有限公司

董　事　会

2007 年 7 月 6 日

****

完

香港，　二零零七年七月六日

於本公佈日期，中信泰富執行董事包括榮智健先生（主席）、范鴻齡先生、李松興先生、榮明杰先生、張立憲先生、莫偉龍先生、李士林先生、劉基輔先生、周志賢先生、羅銘韜先生及王安德先生；中信泰富非執行董事包括張偉立先生、德馬雷先生、常振明先生及彼得・克萊特先生（德馬雷先生之替任董事）；及中信泰富獨立非執行董事包括何厚浠先生、韓武敦先生、陸鍾漢先生及何厚鏘先生。


CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 267)

ANNOUNCEMENT

Reference is made to various press articles in relation to the proposed spin-off of Dah Chong Hong Holdings Limited.

The board of directors (the "**Board**") of CITIC Pacific Limited (the "**Company**") announces that it is currently considering a proposal ("**Proposal**") to spin-off the Company's interest in Dah Chong Hong Holdings Limited (currently a wholly owned subsidiary of the Company) by way of a separate listing on the main board of The Stock Exchange of the Hong Kong Limited ("**Stock Exchange**").

The relevant proposal required under Practice Note 15 of the Listing Rules and the relevant Form A1 have not yet been lodged. No definite decision has been made on the timing of the Proposal and the Proposal may or may not materialise.

Shareholders of the Company should be aware that there is no assurance whether and when the Proposal will materialise and should therefore exercise caution when dealing in securities of the Company.

Reference is made to various press articles in relation to the proposed spin-off of Dah Chong Hong Holdings Limited.

The Board announces that it is currently considering a Proposal to spin-off the Company's interests in Dah Chong Hong Holdings Limited (currently a wholly owned subsidiary of the Company) by way of a separate listing on the main board of the Stock Exchange.

The relevant proposal required under Practice Note 15 of the Listing Rules and the relevant Form A1 have not yet been lodged. No definite decision has been made on the timing of the Proposal and the Proposal may or may not materialise.

The Company will ensure compliance with the Listing Rules from time to time, and will make further announcement and seek shareholders approval as and when necessary.

Shareholders of the Company should be aware that there is no assurance whether and when the Proposal will materialise and should therefore exercise caution when dealing in securities of the Company.

By Order of the Board
CITIC Pacific Limited
Stella Chan Chui Sheung
Company Secretary

Hong Kong, 10 July 2007

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Carl Yung Ming Jie, Leslie Chang Li Hsien, Vernon Francis Moore, Li Shilin, Liu Jifu, Chau Chi Yin, Milton Law Ming To and Wang Ande; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais, Chang Zhenming and Peter Kruyt (alternate director to Mr. André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

END